Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment No. 1 to Warrant Agreement (this “Amendment”), dated as of March  9, 2021, is among iSun, Inc., a Delaware corporation, formerly known as The Peck Company Holding, Inc. formerly known as    Jensyn Acquisition Corp. (“iSun”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

RECITALS

WHEREAS, iSun and the Warrant Agent are parties to that certain Warrant Agreement (the “Warrant Agreement”), dated as of March 2, 2016;

WHEREAS, Section 9.8 provides that the parties to the Warrant Agreement may amend the Warrant Agreement to cure or correct any defective provision without the consent of any registered holder, provided that such amendment shall not adversely affect the interest of the registered holders;

WHEREAS, the parties now wish to amend the Warrant Agreement to correct an error in Section 6.1 of the Warrant Agreement;

WHEREAS, the parties have agreed to enter into this Amendment.

NOW, THEREFORE, in consideration of the premises and the respective agreements set forth in this Amendment, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Defined Terms.

(a) Capitalized terms that are defined in this Amendment shall have the meanings ascribed in this Amendment to such terms. All other capitalized terms shall have the meanings ascribed to such terms in the Warrant Agreement as amended by this Amendment. Unless the context of this Amendment clearly requires otherwise, references to the plural include the singular; references to the singular include the plural; the words “include,” “includes,” and “including” will be deemed to be followed by “without limitation”; and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”

(b) Each reference to “hereof,” “hereunder,” “herein” and “hereby” and each other similar reference contained in the Warrant Agreement, each reference to “this Agreement,” “the Warrant Agreement” and each other similar reference contained in the Warrant Agreement and each reference contained in this Amendment to the “Warrant Agreement” shall on and after the Amendment Effective Date (as defined below) refer to the Warrant Agreement as amended by this Amendment. Any notices, requests, certificates and other instruments executed and delivered on or after the Amendment Effective Date may refer to the Warrant Agreement without making specific reference to this Amendment but nevertheless all such references shall mean the Warrant Agreement as amended by this Amendment unless the context otherwise requires.

ARTICLE 2
AMENDMENTS

2.1 Amendments to the Warrant Agreement.

Section 6.1 of the Warrant Agreement is hereby deleted in its entirety and replaced as follows:

Redemption. Subject to Section 6.4 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $.01 per Warrant (“Redemption Price”), provided that the last sale price of the Common Stock has been at least $15.00 per share (subject to adjustment in accordance with Section 4 hereof), on each of twenty (20) trading days within any thirty (30) trading day period (“30-Day Trading Period”) ending on the third business day prior to the date on which notice of redemption is given and provided further that there is a current registration statement in effect and a current prospectus is available with respect to the shares of Common Stock underlying the Warrants for each day in the 30-Day Trading Period and continuing each day thereafter until the Redemption Date (defined below).

ARTICLE 3
EFFECTIVENESS

3.1 Effectiveness. Upon the execution and delivery of a counterpart hereof by each of the parties hereto, this Amendment shall be deemed effective as of March 2, 2016 (the “Amendment Effective Date”).

ARTICLE 4
MISCELLANEOUS

4.1 Ratification and Confirmation. Except as expressly set forth in this Amendment, the terms, provisions and conditions of the Warrant Agreement are hereby ratified and confirmed and shall remain unchanged and in full force and effect without interruption or impairment of any kind.

4.1 Benefit of this Amendment. Nothing in this Amendment expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any Person or corporation other than the parties hereto and the registered holders any right, remedy or claim under or by reason of this Amendment or of any covenant, condition, stipulation, promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements in this Amendment contained shall be for the sole and exclusive benefit of the parties hereto and their successors and of the registered holders.

4.2 Applicable Law. The validity, interpretation and performance of this Amendment shall be governed in accordance with the laws of the State of Delaware, without giving effect to any conflict of law principles thereof that would result in the application of the laws of any other jurisdiction.

4.3 Headings. The Article and Section headings contained in this Amendment are for convenience only and are not a part of this Amendment and shall not affect the interpretation of this Amendment.

4.4 Counterparts. This Amendment may be executed in any number of counterparts on separate counterparts, each of which so executed shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. A signature to this Amendment transmitted/executed electronically or by facsimile shall have the same authority, effect and enforceability as an original signature.

4.5 Severability. Wherever possible, each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amendment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment.

4.6 Amendment. This Amendment may not be amended or modified except in the manner specified for an amendment of or modification to the Warrant Agreement in the Warrant Agreement.

4.7 Authority. iSun represents and warrants that: (a) it is a corporation, duly organized and validly existing under the laws of the State of Delaware; (b) it has all requisite power and authority to execute, deliver and perform its obligations under this Amendment; and (c) this Amendment has been duly authorized, executed and delivered by iSun and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent the enforceability hereof is subject to applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors’ rights generally and to equitable principles.

IN WITNESS WHEREOF, the parties have executed this Amendment, or caused this Amendment to be executed by their authorized representatives, as of the date stated in the introductory paragraph of this Amendment.

ISUN, INC.

By:	s/ Jeffrey Peck
Name:	Jeffrey Peck
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Warrant Agreement]

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	s/ Henry Farrell
Name:	Henry Farrell
Title:	Vice President

[Signature Page to Amendment No. 1 to Warrant Agreement]